SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  US Foods Holding Corp.

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION:  25 Louisiana Avenue, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

____________________________________________________________________________________________________________________________________________________________________________________________

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

SEAN M. O'BRIEN
General President

25 Louisiana Avenue, NW
Washington, DC 20001

FRED E. ZUCKERMAN
General Secretary-Treasurer

202-624-6800
www.teamster.org

May 4, 2022

RE: Reject Sachem Head Nominees for US Foods Holding Corp. (NYSE: USFD)

Dear Fellow US Foods Shareholder:

Through its affiliates, the Teamsters represent approximately 5,000 drivers and distribution warehouse workers at US Foods. Teamster affiliated pension and benefit funds, moreover, have over $100 billion invested in the capital markets and have substantial holdings in US Foods. For these reasons, the Teamsters bring a unique perspective to Sachem Head Capital Management LP's dissident solicitation (the GOLD proxy card). **We are writing to inform you that we oppose Sachem Head's nominees and its GOLD proxy card, and to urge you to reject them too.**

Sachem Head claims that it has a plan to improve US Foods' performance. Its so-called plan, however, is, in our view, a recipe for shareholder disaster, and its specific claims and proposals vary from exaggerated or demonstrably false to irresponsible and potentially deadly to the long-term growth and survival of the company.

The most alarming is Sachem Head's proposal to consolidate the distribution center network. In this regard, Sachem Head's so-called plan is critically flawed and not well thought out. Its proposal is based on an overarching theme that US Foods is underperforming due to the way it operates its distribution facilities. This is largely untrue and raises the question as to whether Sachem Head has sufficient experience in the industry for anyone to take their so-called plan seriously. ALL the major players in the broadline industry (Sysco, US Foods, and Performance Food Group) operate their distribution centers in the same way, with the same systems, practices, facilities and equipment. Since US Foods and its competitors all use the same or very similar distribution methods, then that common factor cannot support Sachem Head's claim that the US Foods is underperforming its competitors because of its use of a distribution method that it and all its competitors use.

An equally troubling aspect of Sachem Head's proposal to consolidate its distribution center network it that it is divorced from historical reality. History tells us that reducing the distribution center footprint will DESTROY, not create, shareholder value. We have witnessed companies consolidate distribution centers within this industry over the years, and those closures have led to major customer losses to competitors. Once gone, those customers essentially never return. The industry is a zero-sum game, where abandoned customers are poached directly by the closest area or national/regional competitors. Closing one or more distribution centers will result in hundreds of millions to possibly billions in lost annual revenues to US Foods while providing windfall gains for Sysco, Performance Food Groups, and/or smaller area competitors. In our view, therefore, adoption of Sachem Head's proposal results in a raw deal for US Foods employees and shareholders alike and should be rejected.

This is not a solicitation to vote your proxy. Please DO NOT send us your proxy card as it will not be voted.

Sachem Head's remaining proposals ostensibly to improve US Foods' performance are, at best, half-baked; many of them are inaccurate, inapplicable, or counterintuitive to what results in profit and growth for US Foods. Its assertions on a variety of issues, moreover, including broad stock keeping unit ("SKU") reductions, lower inventories, inventory management and slotting, truck loading, order picking and shelf replenishment are either backwards or simply wrong. For example, Sachem Head insists that US Foods trucks are not loaded in reverse order of delivery. This is simply and provably not true; US Foods employs the same standard loading procedure as Sysco and Performance Food Group.

To be sure, US Foods can and should improve certain aspects of its operations. For example, US Foods historically has not adjusted prices for customers that require more work to deliver or service, instead offering essentially the same price for all customers. This weighs on margins. Nevertheless, the company is already working to implement pricing that reflects the costs to service the customer. Also, compared to Sysco, US Foods offers significantly fewer private label products and lags in the share of private label products that constitute total product sales. Private label goods can carry twice the gross margins of traditional outside vendor goods. US Foods, however, continues to introduce more in-house products and categories. Furthermore, we believe US Foods needs to do a better job utilizing technology to optimize delivery routes. Indeed, US Foods continues to service customers out of the distribution center where the salesperson resides, rather than the closest distribution center to the customer. Changes in these practices are overdue, but do not necessitate the wholesale disruption sought by Sachem Head.

Lastly, the very specific nature of the Sachem Head critique (i.e., operating margin underperformance at US Foods results from poor design, implementation and execution of operating standards, systems and practices) demands that dissident nominees bring broadline operational expertise to the boardroom. Some of the nominees have impressive food manufacturing and consumer marketing experience and leadership skills, but none are former broadline warehouse, restaurant or even hospitality industry executives. Notwithstanding Sachem Head's claim to the contrary, no one on the dissident slate appears to have sufficient professional experience on addressing or implementing any of the operational issues Sachem Head believes are causal to US Foods' underperformance.

In sum, Sachem Head may have pared its nominees down to a short slate, but it is clear that it wants wholesale changes at US Foods' operations. Accordingly, any vote for a Sachem Head nominee risks fostering operational missteps that the company can ill afford. We urge you to reject Sachem Head nominees and its GOLD proxy card and welcome the opportunity to discuss our concerns in more details. For more information, please contact Alan Meyers at ameyers@teamster.org.

Sincerely,

Sean M. O'Brien
General President

SMO/kh

This is not a solicitation to vote your proxy. Please DO NOT send us your proxy card as it will not be voted.